Third Quarter 2013 – Earnings Call November 14, 2013 Exhibit 99.2

Forward-looking statements
Certain statements contained in this press release may constitute forward-looking statements within the meaning of the
Private Securities Litigation Reform Act of 1995. This press release may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify certain forward-looking statements because they contain words such as, but not limited to, “believes”, “expects”, “may”, “should”, “approximately”, “anticipates”, “estimates”, “intends”, “plans”, “targets”,
“likely”, “will”, “would”, “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations.  These risks and uncertainties include, but are not limited to, those set forth under the heading “Risk Factors” in our most recent Form F-1 Registration Statement, and described from time to time in subsequent reports, filed with the U. S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control.  Consequently, actual results may differ materially from the forward-
looking statements contained in this press release.  We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.
Third Quarter 2013 – Earnings Call

Non-GAAP measures
This presentation includes information regarding certain non-GAAP financial measures, including Management Adjusted
EBITDA, Adjusted EBITDA, Adjusted EBITDA per metric ton, Adjusted Free Cash Flow and Net Debt. These measures are presented because management uses this information to monitor and evaluate financial results and trends and believes this information to also be useful for investors. Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an adjusted EBITDA-related performance measure when reporting their results. Management
Adjusted EBITDA, Adjusted EBITDA, Adjusted EBITDA per Metric Ton, Adjusted Free Cash Flow and Net Debt are not
presentations made in accordance with IFRS and may not be comparable to similarly titled measures of other companies. These non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures.This presentation provides a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures.
Third Quarter 2013 – Earnings Call

Q3 2013 highlights: strong YoY performance in all business
segments
Adjusted EBITDA: €64m (+ 64% YoY), driven by new business in
Aerospace and Automotive markets
Cash flow from operating activities: €80m; Adjusted FCF positive of €41m
Volume: stable at 257k metric tons; Revenues: €862m, up 6% on a comparable basis, reflecting our continuing global mix enrichment
Successful completion of secondary is expected to double public float
Third Quarter 2013 – Earnings Call

Consistent strong performance since IPO
5 Third Quarter 2013 – Earnings Call
Adjusted EBITDA (€m)
Adjusted EBITDA / Metric Ton (€ / t)
Strong performance and consistent improvement in every quarter
22% 4% 64% 22%
24% 4%
61%
23%
60
73
2012 2013
Q1
82
85
2012
2013
2012
2013 2012
2013
39
64
181
221
Q2 Q3 YTD Q3-2013
Q1 Q2 Q3 YTD Q3-2013
226
280
296
309
153
247
227
279
2012 2013 2012
2013 2012
2013
2012
2013

Q3 2013 Segment Performance
Adjusted EBITDA per metric ton
27
29
11
16
256
316
177
193
Adjusted EBITDA (€m)
13
19
Volume (kt)  52 62
Volume (kt)  155                            152
%
%
46%
increase
7%
increase
45%
increase
23%
increase
9%
increase
55%
increase
227
352
6
47%
increase
47%
increase
Third Quarter 2013 – Earnings Call
Q3 12 Q3 13
Q3 12 Q3 13
Q3 12 Q3 13
Q3 12 Q3 13
Q3 12 Q3 13
Q3 12
Q3 13
Volume (kt)     49                                     45

Third Quarter 2013 – Earnings Call 7
Market
context
Increased YTD Aerospace volume reflects our market share gains
Inventories are high downstream in the supply chain, impacting the spot prices in the aero and GE plates markets
Only approximately 10% of our aerospace business is spot priced, hence we are not affected at this stage
Aerospace Market: Gains in market share and low exposure to
spot volumes offset overhang impact
Constellium
recent
develop-
ments
AIRWARE
®
:
Ramp up is ahead of plan and demand is currently stronger than expected
Additional volume includes Embraer’s KC390 and additional work packages on A350
We expect a significant EBITDA impact in 2015 and beyond
We continue to expand our aero capabilities:
Increasing plate capacity and additional ultrasonic line in Ravenswood
Investing in casting capacity in Sierre, to be ramped-up in Q1 2014

Automotive Market: We continue to invest in a growing and
profitable market
Market
context
Demand remains strong in Auto Body Sheet (+19% QoQ), as some large players show signs of under capacity
Automotive Structures volume has increased (+17% QoQ), maintaining a backlog of over 6 years at current production rates
Constellium
recent
develop-
ments
Constellium still gaining market share at German OEMs:
Our new Strongalex product contributes to light weighting by down gauging structural parts
This product was part of a new contract for 70% of the ABS demand of a new
German model
Capacity expansions
We continue to expand our ABS production in Neuf Brisach (+ 20% YTD vs.
last year)
We are investing in Singen to qualify it as an ABS plant. First deliveries are expected next year
New press in Singen started production in May 2013
Innovation: New €8,5m line in Gottmadingen produces 3rd generation bumpers;
extended functionality allows unit value twice as high as our current models
Third Quarter 2013 – Earnings Call

New Singen Press supports Automotive growth

Best in class press, unique in Europe (€11m CAPEX)
Provides high strength, low thickness and light profiles, ready to be assembled into Crash
Management Systems (CMS)
Highly productive and flexible line, 13kt/year capacity
First products sold in May 2013, 2 months ahead of schedule
Performance is ahead of ramp up plan despite a demanding qualification process required by
Automotive customers
Third Quarter 2013 – Earnings Call

Renewed multiyear contract with a major Foilstock customer at improved terms

Packaging Market: European demand for Foilstock and Can Body
Stock has improved vs. last year
Market
context
Can volumes are stable vs. last year
In Europe, our Can Body Stock (CBS) volumes grew 4.5% in Q3 2013 vs.
Q3 2012
This growth was offset by lower demand in our export markets
Some can makers announced line shut downs in Q4 2013
Strong demand in Foilstock
Shrinking scrap margins could marginally impact our profitability in 2014
Constellium
Recent
develop-
ments
Third Quarter 2013 – Earnings Call

Third Quarter 2013 – Earnings Call 11
Q3 2013 is 64% higher than Q3 last year
Performance includes several unplanned outages mainly at
Issoire (€4.5 m impact)
Planned maintenance in Ravenswood in Q2 2013 pushed
volume into Q3 2013
On track for a solid YoY performance in 2013
Q3 2013 highlights Adjusted EBITDA (€ m)
64
73
42
85
39
Q3 2012 Q4 2012 Q1 2013 Q2 2013 Q3 2013
153
180
280
309
247
Q3 2012 Q4 2012 Q1 2013 Q2 2013 Q3 2013
Adjusted EBITDA per metric ton  (
€ / t)
Q3 2013 performance improved 64% YoY

Q3 2013 performance by reporting segment
12
Segment Adjusted EBITDA
€ millions and € / metric ton
Quarter summary
Unplanned outages impacted Adj. EBITDA by €5m
Some delayed volume from previous quarter based on
planned annual maintenance
Better margin on long-term packaging contracts
compensate for slightly lower volume vs. last year
Lower can and closures volume compensated by solid
demand in foilstock
Auto Body Sheet: gains in market share enable
marked increases in volume (+19% QoQ)
17% increase in Automotive Structures volume vs. Q2
2012 improved mix and drove higher EBITDA
Strong performance achieved on other Automotive
segments within AS&I
(€177 / t)
(€193 / t)
(€227 / t)
(€352 / t)
(€256 / t)
(€316 / t)
Third Quarter 2013 – Earnings Call
46%
increase
7%
increase
45%
increase
Q3 2012 Q3 2013
19
13
29
27
16

59
41
37
Q3 2012 Q3 2013
470
514
289
373
400
320
463
Q1
2012
Q2
2012
Q3
2012
Q4
2012
Q1
2013
Q2
2013
Q3
2013
Free Cash Flow and Trade Working Capital
Q3 2013 highlights Adjusted Free Cash Flow
(€ millions)
Operating Trade Working Capital
(€ millions)
CAPEX
Adjusted
FCF
23
78
-143
Q3 2013
Adjusted EBITDA
64 39
Add-backs and non-cash items (Metal lag /
pensions)
1 5
Exceptional fees (5) (9)
Change in trade working capital 53 51
Change in non trade working capital (33) 7
Cash flow from operating activities
(including margin calls)
80 93
Margin calls (2) (11)
Cash Flow from operating activities
(excluding margin calls)
78 82
CAPEX (37) (23)
Adjusted Free Cash Flow 41 59
Q3 2012
Higher CAPEX vs. last year
We continue to improve our Trade Working Capital, from €463m in Q3 2012
(47 DSO) to €320m in Q3 2013 (33 DSO)
82
Third Quarter 2013 – Earnings Call

Strong balance sheet with no near term maturities
€ millions
Net Debt 181
Cash and Cash Equivalents 199
Total Secured Debt 380
Net Debt/
LTM Adjusted EBITDA
0.7x
Liquidity
(*)
377
Q3 2013
(*)
Liquidity measured as the sum of Cash and Cash Equivalents and availability under long-term facilities
Long-term facilities, no short-term debt
Third Quarter 2013 – Earnings Call

Key Takeaways
Strong Year Over Year performance across all reporting segments
Significant opportunities in the Automotive market
Successful secondary is expected to double our public float
Third Quarter 2013 – Earnings Call

16 IFRS Statements Third Quarter 2013 – Earnings Call

Third Quarter 2013 – Earnings Call 17
IFRS – Balance Sheet
€ millions September 30, 2013 December 31, 2012
Non-current assets 659 594
Current assets 1 141 1 037
Assets held for sale 19
Total Assets 1 819 1 631
Equity (6) (37)
Non-current liabilities 1 009 923
Current liabilities 806 745
Liabilities held for sale 10
Total Liabilities 1 819 1 631

Third Quarter 2013 – Earnings Call 18
IFRS – Income Statement
€ millions Q3 2013 Q3 2012
Revenues 862 885
Income from operations 69 81
Other expenses - (1)
Finance costs – net (10) (12)
Share of profit of joint-ventures 3
Income before income taxes 62 68
Income tax income (loss) (21) (18)
Net  Income from continuing operations 41 50
Net Income (loss) from discontinued
operations
4 (1)
Net income (loss) 45 49

Third Quarter 2013 – Earnings Call 19 GAAP Measures Reconciliation

Net Debt
Third Quarter 2013 – Earnings Call 20
€ millions As Sept 30, 2013 As Dec 31,2012
Borrowings 366 158
Fair value of cross interest swap 23 14
Cash and cash equivalents (199) (142)
Cash pledged for issuance of guarantees (9) (13)
Net Debt 181 17

Adjusted Free Cash Flow
Third Quarter 2013 – Earnings Call 21
€ millions
Q3 2013 Q3 2012
Cash flow from operating activities 80 93
Margin calls included in cash flow from
operating activities
(2) (11)
Cash flow from/(used in) operating activities
excluding margin calls
78 82
Capital expenditure (37) (23)
Adjusted Free Cash Flow 41 59

Adjusted EBITDA
Third Quarter 2013 – Earnings Call 22
€ millions Q3 2013 Q3 2012%
Shipments 257      256 +0.4%
Revenue 862 885 -2.6%
Net income from continuing operations 41 50 -18.0%
Income tax expense 21 18
Income before income tax 62 68 -8.8%
Finance costs - net 10 12
Share of profit of joint ventures/other
expenses
(3) 1
Profit from operations 69 81 -14.8%
Ravenswood pension plan amendment - (10)
Restructuring costs 4 5
Unrealized (gains) on derivatives (34) (58)
Unrealized loss from the re-measurement
of monetary assets and liabilities 1 -
Ravenswood CBA negotiations - 8
Depreciation and impairment 10 5
Management Adjusted EBITDA 50 31 +61.3%
Metal lag 9 7
Other 5 1
Adjusted EBITDA 64 39 +64.1%